

Mail Stop 4631

August 30, 2010

<u>via U.S. mail and facsimile</u>

Aditya Mittal, CFO
ArcelorMittal
19, Avenue de la Liberte
L-2930 Luxembourg
Grand Duchy of Luxebourg

      RE: ArcelorMittal
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed February 12, 2010
             Form 6-K Filed July 28, 2010
             File No. 333-146371

Dear Mr. Mittal:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Terence O'Brien
                     Accounting Branch Chief